UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A (Amendment No. 9)* Under the Securities Exchange Act of 1934
HCI Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

40416E103
(CUSIP Number)

Paresh Patel 3802 Coconut Palm Drive Tampa, Florida 33619 (813) 405-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 40416E103 13D Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Paresh Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,432,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,412,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40416E103 13D Page 3 of 6 Pages

Explanatory Note

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned on March 4, 2016, as amended by Amendment No. 1 thereto filed March 1, 2018, Amendment No. 2 filed February 8, 2019, Amendment No. 3 filed June 7, 2019, Amendment No. 4 filed December 13, 2019, Amendment No. 5 filed March 1, 2021, Amendment No. 6 filed March 29, 2022, Amendment No. 7 filed May 31, 2022, and Amendment No. 8 filed February 1, 2023. Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

This Amendment No. 9 is being filed to report that, as of December 14, 2023, the Reporting Person’s beneficially owned holdings of the Issuer’s Common Stock class of securities increased from 1,250,000 shares to 1,432,500 shares. The change resulted from a) inclusion of 27,500 shares pursuant to options that will vest within 60 days of the date that of filing of this Amendment No. 9, b) the purchase of 5,000 shares on December 6, 2023, and c) 150,000 shares pursuant to options that vested on December 14, 2023. Due to the issuance of 1,150,000 shares on December 11, 2023 pursuant to a public offering of the Issuer’s Common Stock, the Reporting Person’s beneficial ownership percentage did not change.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The ownership percentage set forth herein as of December 14, 2023 is based on 9,738,183 shares of Common Stock outstanding as of December 14, 2023 plus 590,000 shares of Common Stock representing the Reporting Person’s vested options to purchase 110,000 shares of Common Stock at an exercise price of $40.00 per share, expiring January 7, 2027; vested options to purchase 110,000 shares of Common Stock at an exercise price of $40.00 per share, expiring February 8, 2028; vested options to purchase 110,000 shares of Common Stock at an exercise price of $53.00 per share, expiring January 15, 2029; vested options to purchase 82,500 shares of Common Stock at an exercise price of $48.00 per share, expiring January 16, 2030, unvested options to purchase 27,500 shares of Common Stock at an exercise price of $48.00 per share that will vest within 60 days of the date of filing of this Amendment 9, expiring January 16, 2030, and vested options to purchase 150,000 shares of Common Stock at an exercise price of $70 per share, expiring September 15, 2033, representing a total of 10,328,183 shares of Common Stock deemed outstanding for purposes of calculating the Reporting Person’s ownership percentage as of December 14, 2023.

(a) As of December 14, 2023, the Reporting Person directly owned (jointly with spouse) 447,000 shares of Common Stock, directly owned (personally) 338,000 shares of Common Stock, and directly owned 20,000 Restricted Shares (all of which the Reporting Person may vote and receive dividends and other distributions but may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate). The Reporting Person indirectly owned (via his IRA) 37,500 shares of Common Stock. The Reporting Person beneficially owns 562,500 shares of Common Stock issuable upon exercise of vested options and beneficially owns 27,500 shares of Common Stock issuable upon exercise of options that will vest within 60 days of the date of filing of this Amendment 9. The Common Stock beneficially owned by the Reporting Person represented 13.9% of the total number of shares of Common Stock outstanding as of December 14, 2023.

(b) The Reporting Person has and will continue to have the sole power to vote 822,500 shares of Common Stock (447,000 of which are jointly held with spouse), 20,000 Restricted Shares, and 590,000shares of Common Stock if and when the Reporting Person exercises the vested options. The Reporting Person has the sole power to dispose of 822,500 shares of Common Stock and 590,000 shares of Common Stock if and when the Reporting Person exercises the vested options. The Reporting Person, upon the vesting of all 20,000 Restricted Shares, will

CUSIP No. 40416E103 13D Page 4 of 6 Pages

have the sole power to dispose of such 20,000 Restricted Shares, in addition to the Common Stock held directly by him and the shares issuable upon exercise of the vested options as set forth immediately above.

(c) Transaction in the Issuer’s Common Stock effected within 60 days prior to the date of the filing of this Amendment 9 by the Reporting Person:

- Description: Purchase from Citizens JMP Securities, LLC, lead manager for the Issuer’s public offering of its Common Stock

- Transaction Date: December 6, 2023

- Quantity of securities: 5,000 shares of the Issuer’s Common Stock

- Price per share: $78.00

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the options or Restricted Shares; provided, however, that the Reporting Person may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate any of his 20,000 Restricted Shares until they are vested.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The summary of the Nonqualified Stock Option Agreements, as set forth in Item 3, is incorporated herein by reference. The foregoing summary of these agreements is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Nonqualified Stock Option Agreements set forth in Exhibits 99.4, 99.6, 99.8, 99.10, and 99.13 below and incorporated into this Item 6 by reference.

Other than as may be described in the Schedule 13D filed on March 4, 2016, the Schedule 13D/A filed on March 1, 2018, the Schedule 13D/A filed on February 8, 2019, the Schedule 13D/A filed on June 7, 2019, the Schedule 13D/A filed on December 13, 2020, the Schedule 13D/A filed on March 1, 2021, the Schedule 13D/A filed on March 29, 2022, the Schedule 13D/A filed on May 31, 2022, and the Schedule 13D/A filed on February 1, 2023, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

EXHIBIT	DOCUMENT
99.1

Restricted Stock Award Contract, dated May 16, 2013, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.34 to Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2013).

99.2

Amendment to Restricted Stock Award Contract, dated March 2, 2016, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.90 to Annual Report on Form 10-K for the year ended December 31, 2015, filed by the Issuer with the SEC on March 4, 2016).

CUSIP No. 40416E103 13D Page 5 of 6 Pages

99.3

Restricted Stock Award Contract, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

99.4

Nonqualified Stock Option Agreement, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

99.5

Restricted Stock Award Contract, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.6

Nonqualified Stock Option Agreement, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.7

Restricted Stock Award Contract, dated January 15, 2019, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 22, 2019).

99.8

Nonqualified Stock Option Agreement, dated January 15, 2019, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 22, 2019).

99.9

Restricted Stock Award Contract, dated January 16, 2020, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 23, 2020).

99.10

Nonqualified Stock Option Agreement, dated January 16, 2020, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 23, 2020).

99.11

Restricted Stock Award Contract, dated February 26, 2021, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.50 to Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2021).

99.12	HCI Group, Inc. 2012 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2017).

99.13	Nonqualified Stock Option Agreement, dated September 15, 2023, between the Issuer and the Reporting Person

CUSIP No. 40416E103 13D Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023	/s/ Paresh Patel
Paresh Patel